AR/S

P.E.
12-31-04

05050845



utheastern Banking Corporation














# 2004 Annual Report

SOUTHEASTERN
BANKING™
CORPORATION

# Southeastern Banking Company

Annual Report 2004

Southeastern Banking Corporation with assets of $401 million is a financial services company with operations in Southeast Georgia and Northeast Florida. Southeastern Bank, the Company's principal subsidiary, offers a full line of commercial and retail services to meet the financial needs of its customer base through its sixteen branch locations, and ATM network. Services offered include traditional deposit and credit services, long-term mortgage originations and credit cards. Southeastern Bank also offers 24-hour delivery channels, including Internet and telephone banking, and provides insurance and investment brokerage services. The Company is headquartered in Darien, Georgia and is the third oldest state-chartered bank in the state of Georgia.

## Table of Contents


Financial Highlights . . . . . . . . . . . . . . . . .1

Message from the President . . . . . . . . . . .2

Board of Directors . . . . . . . . . . . . . . . . . .5

Corporate Officers . . . . . . . . . . . . . . . . .8

Condensed Financial Statements . . . . . . .9

Branch Locations & Officers . . . . . . . . . .12

Operational Officers . . . . . . . . . . . . . . .15

Shareholder Information . . . . . . . . . . . .16



# Financial Highlights

Annual Report 2004

| *Years Ended December 31,* | **2004** | 2003 | *% Change* |
|---|---|---|---|
| **At December 31:** | | | |
| Total assets | **$400,755,218** | $374,367,734 | 7.05% |
| Earning assets | **368,554,838** | 348,846,129 | 5.65 |
| Loans, net of unearned income | **218,504,503** | 205,680,379 | 6.23 |
| Allowance for loan losses | **4,134,048** | 3,832,651 | 7.86 |
| Investment securities | **117,884,035** | 131,759,050 | -10.53 |
| Deposits | **339,309,890** | 316,963,492 | 7.05 |
| Long-term debt | **5,000,000** | 5,000,000 | - |
| Treasury stock | **4,815,629** | 4,600,167 | 4.68 |
| Realized shareholder's equity | **48,880,726** | 46,598,527 | 4.90 |
| # of shares outstanding | **3,304,149** | 3,312,539 | -.25 |
| **For the Year:** | | | |
| Net income | **$5,803,464** | $5,201,021 | 11.58% |
| Common dividends paid | **3,360,734** | 3,382,825 | -.65 |
| **Per Common Share:** | | | |
| Basic earnings | **$1.75** | $1.56 | 12.18% |
| Dividends declared | **1.00** | 1.00 | - |
| Market price: | | | |
| High | **27.45** | 25.90 | 5.98 |
| Low | **24.00** | 17.76 | 35.14 |
| Book value | **14.79** | 14.07 | 5.12 |
| **Financial Ratios:** | | | |
| Return on average assets | **1.53%** | 1.42% | 7.75% |
| Return on beginning equity | **12.45** | 11.51 | 8.17 |
| Tier 1 capital ratio | **18.92** | 19.06 | -.73 |
| Total capital ratio | **20.17** | 20.32 | -.74 |
| Tier 1 leverage ratio | **12.34** | 12.56 | -1.75 |

**Southeastern Banking Corporation . . . . .**

*Continuing A Tradition of Excellence*

# Message from the President

Southeastern Banking Corporation



Dear Fellow Shareholders:

2004 proved to be another record year for your Company. The improved results are due to the combined efforts of employees in the lending, operations, and administrative areas of the Company. The hard work of these employees allows us to excel in profitability, customer loyalty, and quality of products and services. Evidence of this team approach is demonstrated in the noteworthy achievements outlined below:

- Net income increased 11.58% or $602,443 to $5,803,464; on a per share basis, earnings increased $0.19 to $1.75, an increase of 12.18%. The Company performed well in terms of two widely used measures of profitability, return on average assets and return on average equity. These two ratios hallmark our ability to utilize our assets and capital effectively, and 2004 was no exception: return on average assets totaled 1.53%, and return on average shareholders' equity, 11.89%. Earnings per share have increased an average of 13.13% during the last three years.
- We opened our first full-service facility in Glynn County during November of 2004; this branch

is already our second largest in terms of loans outstanding. We are optimistic about our long-term potential in the Glynn market and anticipate opening additional facilities there during the next five years.

- Total assets reached $400,000,000, moving us closer to the half billion-dollar mark. While our commitment is to seek profitability over growth, it is always heartening to reach another milestone.
- Our determination to deliver superior value to our shareholders was demonstrated by a $1.00 a share dividend, returning approximately a 4% return on our average 2004 share price.
- The renovation of our Darien headquarters is complete, as evidenced by numerous pictures on the cover and elsewhere within this annual report. The interior areas are more open and efficiently designed, allowing both a better working environment for our employees and a more welcoming atmosphere for our customers. If you have not already done so, we encourage you to visit and see the new face of Southeastern Bank.
- Once again *The Atlanta Journal and Constitution* recognized us on its list of Georgia's 100 Top-Performing Companies as measured by revenue growth, profit margin, and return on equity.

Net income was driven by a reduction in our interest expense and further enhanced by an increase in average loans outstanding. Interest expense on deposits and other borrowed funds fell $966,056 or 21.64% in 2004 versus 2003. Coupled with a relatively unchanged total interest income figure, the reduced interest expense significantly increased our net interest income. Other factors in our 2004 performance included a $124,094 gain on the sale of investment securities, and a $146,485 gain on the sale of Other Real Estate.

At December 31, 2004 loans net of unearned income had grown 6.23% or $12,824,124 compared to year-end 2003. Most of our increase was related to real estate secured lending. Our coastal markets are experiencing a significant growth in single-family residences for both primary and sec-



ondary homes. In turn, we are seeing an increase in quality development and home construction lending in many of the markets we serve. Our credit culture ensures we stay mindful of the cyclical nature of real estate lending and we have diversified our exposures in an effort to maintain comfortable levels of portfolio risk. Certainly, real estate lending is the bread and butter of our loan production efforts and is likely to remain our primary source of growth for years to come. Our asset quality remained good with historic low levels in loans past due, non-accruing loans, and Other Real Estate. The bank's year-end allowance for loan and lease losses to net loan ratio compares favorably to our peers at 1.89%.

# Message from the President, cont.

Southeastern Banking Corporation

Deposits increased 7.05% or $22,346,398 from 2003 to $339,309,890. Almost half of this growth was in non-interest-bearing deposits, providing us with a stable funding source with increasing value during a period of rising interest rates. The growth in low cost deposits has been a significant factor in our ability to keep costs down to generate a better than average return for our shareholders.

On a carrying value basis, investment securities decreased $13,875,015 to $117,884,035 at year-end 2004. This is a positive change resulting from our need to fund a higher yielding loan demand. Interest income on investment securities declined $540,273 compared to 2003 largely due to lower average balances. Due to the high levels of maturities in the next few years we are optimistic that we will be able to increase the overall rates of return in the Treasury and Agency portion of our investment portfolio.



We welcome two new members to our senior management staff. John Houser joined us as Senior Vice President, Chief Credit Officer and Darryl Cox as Vice President, Operations. John brings a great deal of both analytical and loan production experience to our Company. Darryl previously managed various operations divisions for larger banks, bringing solid experience and new ideas to us as we prepare for the inevitable changes that lie ahead.

Finally, I would like to recognize changes on our Board. Regrettably, both Archie Davis and Charlie Stebbins passed away during 2004. Beginning his service in 1979, Archie was always a valued and reliable sounding board to the bank for the McIntosh community. Many of us hold fond memories of Archie's Restaurant and its plates of delicious fried shrimp. A multi-talented man, Mr. Stebbins began his service to the bank in 1936 and was instrumental in much of Darien's growth. Gene Brannen moved to Emeritus status following 27 years of providing leadership and assistance to our bank. Like Bill Downey, Frank Williams, Charles Williamson, Gus Patelidas, and Emmett Stapleton, Gene's wise counsel is still available to those of us who have relied on these men for so many years.

In conclusion, I would like for you, the shareholders, to know the employees and management team appreciate the opportunity to work for such a fine organization and we pledge to work diligently to return results worthy of such trust.

Respectfully submitted,

Cornelius P. Holland, III
President
March 23, 2005

# Board of Directors & Corporate Officers

## Southeastern Banking Corporation

### Board of Directors

Cornelius P. Holland, III
President & Chief Executive Officer

Alyson G. Beasley
Vice President & Treasurer

Leslie H. Blair
Vice President
*Gowen Timber Company, Inc.*

David H. Bluestein
Mayor
*City of Darien*

Gene F. Brannen
Retired
*Brannen Seafood Company, Inc.*

Alva J. Hopkins, III
President
*Toledo Manufacturing Company*

G. Norris Johnson
President
*Johnson Brothers Hardware, Inc.*

### Corporate Officers

Cornelius P. Holland, III
President & Chief Executive Officer

Alyson G. Beasley
Vice President & Treasurer

Wanda D. Pitts
Secretary

Donald R. McCue
Consultant/Internal Auditor

Millie J. Ray
Internal Audit Director

## SBC Financial Services, Inc.

### Board of Directors

Cornelius P. Holland, III
President

R. Lanier Miles
Executive Vice President
*Southeastern Bank*

Alyson G. Beasley
Vice President & Treasurer
*Southeastern Banking Corporation*

David H. Bluestein
Mayor
*City of Darien*

### Officers

Cornelius P. Holland, III
President

Wanda D. Pitts
Secretary

# Board of Directors

Southeastern Bank



Cornelius P. Holland III
President & CEO
*Southeastern Bank*

R. Lanier Miles
Executive Vice President
*Southeastern Bank*

Alyson G. Beasley
Controller & Assistant Secretary
*Southeastern Bank*

A. Wade Strickland
Cardiologist
*Jones, Strickland & Certain*

David H. Bluestein
Mayor
*City of Darien*

M. Farris Thomas
Retired Dentist

# Emeritus Directors

Southeastern Bank



Charles M. Williamson, Jr., William Downey, Gus Patelidas, Frank B. Williams, Jr., Gene F. Brannen
*(not pictured - E. B. Stapleton, Jr.)*

# Board of Directors

Southeastern Bank



**Jerry W. Harper**
Managing Partner
*Schell & Hogan, LLP*

**Lawrence F. Jacobs**
President
*Jacobs Seafood Ent.*

**Albert P. Downey**
Vice President
*Golden Isles Realty Co.*

**G. Norris Johnson**
President
*Johnson Brothers Hardware, Inc.*

**Alva J. Hopkins, III**
President
*Toledo Manufacturing Co.*

**Leslie H. Blair**
Vice President
*Gowen Timber Co., Inc.*

**Dan A. Williams**
Retired

# Corporate Officers

Southeastern Bank



Cornelius P. Holland III
President & CEO



R. Lanier Miles
Executive Vice President



Alyson G. Beasley
Controller & Assistant Secretary



John C. Houser
Senior Vice President



Rodney P. C. Burney
Senior Vice President



Donald R. McCue
Consultant/Internal Audit



Millie J. Ray
Internal Audit Director



Wanda D. Pitts
Assistant Vice President & Secretary



Marvin L. Pipkin
Legal Counsel

# Condensed Consolidated Balance Sheets

Southeastern Banking Corporation

| December 31, | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | **$ 17,923,519** | $ 15,951,941 |
| Federal funds sold | **31,118,000** | 10,454,000 |
| Cash and cash equivalents | **49,041,519** | 26,405,941 |
| Investment securities | | |
| Held-to-maturity (fair value of approximately $38,769,000 and $39,677,000 at December 31, 2004 and 2003) | **36,988,268** | 37,416,385 |
| Available-for-sale, at fair value | **80,895,767** | 94,342,665 |
| Total investment securities | **117,884,035** | 131,759,050 |
| Loans, gross | **218,708,809** | 205,896,094 |
| Unearned income | **(204,306)** | (215,715) |
| Allowance for loan losses | **(4,134,048)** | (3,832,651) |
| Loans, net | **214,370,455** | 201,847,728 |
| Premises and equipment, net | **9,254,380** | 8,933,755 |
| Intangible assets | **622,918** | 702,798 |
| Other assets | **9,581,911** | 4,718,462 |
| **Total Assets** | **$400,755,218** | $374,367,734 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits | | |
| Noninterest-bearing deposits | **$ 70,186,636** | $ 58,953,522 |
| Interest-bearing deposits | **269,123,254** | 258,009,970 |
| Total deposits | **339,309,890** | 316,963,492 |
| U.S. Treasury demand note | **1,431,211** | 733,936 |
| Federal Home Loan Bank advances | **5,000,000** | 5,000,000 |
| Other liabilities | **5,772,356** | 3,905,049 |
| Total liabilities | **351,513,457** | 326,602,477 |
| **Shareholders' Equity** | | |
| Common stock ($1.25 par value; 10,000,000 shares authorized; 3,580,797 shares issued; 3,304,149 and 3,312,539 shares outstanding at December 31, 2004 and 2003) | **4,475,996** | 4,475,996 |
| Additional paid-in capital | **1,391,723** | 1,391,723 |
| Retained earnings | **47,828,636** | 45,330,975 |
| Treasury stock, at cost (276,648 and 268,258 shares at December 31, 2004 and 2003) | **(4,815,629)** | (4,600,167) |
| Realized shareholders' equity | **48,880,726** | 46,598,527 |
| Accumulated other comprehensive income – unrealized gains on available-for-sale securities, net of tax | **361,035** | 1,166,730 |
| Total shareholders' equity | **49,241,761** | 47,765,257 |
| **Total Liabilities and Shareholders' Equity** | **$400,755,218** | $374,367,734 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders.*

# Condensed Consolidated Statements of Income

Southeastern Banking Corporation

| *Years Ended December 31,* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Interest income** | | | |
| Loans, including fees | **$15,047,828** | $14,611,237 | $14,850,861 |
| Federal funds sold | **146,876** | 115,875 | 278,029 |
| Investment securities | | | |
| Taxable | **4,015,885** | 4,518,526 | 6,053,885 |
| Tax-exempt | **1,524,713** | 1,562,345 | 1,545,271 |
| Other assets | **37,807** | 41,501 | 58,807 |
| Total interest income | **20,773,109** | 20,849,484 | 22,786,853 |
| **Interest expense** | | | |
| Deposits | **3,187,705** | 4,150,995 | 7,141,592 |
| Federal funds purchased | **2,102** | 5,859 | - |
| U.S. Treasury demand note | **7,697** | 7,528 | 12,337 |
| Federal Home Loan Bank advances | **300,933** | 300,111 | 300,111 |
| Total interest expense | **3,498,437** | 4,464,493 | 7,454,040 |
| Net interest income | **17,274,672** | 16,384,991 | 15,332,813 |
| **Provision for loan losses** | **807,483** | 967,500 | 1,074,000 |
| Net interest income after provision for loan losses | **16,467,189** | 15,417,491 | 14,258,813 |
| **Noninterest income** | | | |
| Service charges on deposit accounts | **2,519,435** | 2,653,296 | 2,612,639 |
| Investment securities gains, net | **124,094** | 12,921 | 13,183 |
| Other operating income | **1,217,094** | 1,274,596 | 1,201,268 |
| Total noninterest income | **3,860,623** | 3,940,813 | 3,827,090 |
| **Noninterest expense** | | | |
| Salaries and employee benefits | **6,881,293** | 6,838,733 | 6,355,909 |
| Occupancy and equipment, net | **2,555,720** | 2,447,645 | 2,363,449 |
| Other operating expense | **2,566,565** | 2,673,580 | 2,736,523 |
| Total noninterest expense | **12,003,578** | 11,959,958 | 11,455,881 |
| Income before income tax expense | **8,324,234** | 7,398,346 | 6,630,022 |
| **Income tax expense** | **2,520,770** | 2,197,325 | 1,871,230 |
| **Net income** | **$ 5,803,464** | $ 5,201,021 | $ 4,758,792 |
| **Basic earnings per common share** | **$ 1.75** | $ 1.56 | $ 1.42 |
| Weighted average common shares outstanding | **3,308,807** | 3,329,178 | 3,359,204 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders.*

**Independent Auditor's Report**

To the Board of Directors and Shareholders of Southeastern Banking Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Southeastern Banking Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended (not presented herein) and, in our report dated March 9, 2005, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

/s/ **Mauldin & Jenkins, LLC**
Albany, Georgia
March 9, 2005

# Consolidated Statements of Cash Flows

Southeastern Banking Corporation

| *Years Ended December 31,* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income | **$ 5,803,464** | $ 5,201,021 | $ 4,758,792 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | **807,483** | 967,500 | 1,074,000 |
| Depreciation | **794,704** | 830,148 | 829,853 |
| Amortization and accretion | **693,041** | 1,156,225 | 724,145 |
| Deferred income tax benefit | **(134,139)** | (87,593) | (94,476) |
| Investment securities gains, net | **(124,094)** | (12,921) | (13,183) |
| Net (gains) losses on other real estate | **(103,114)** | (30,077) | 25,105 |
| Changes in assets and liabilities: | | | |
| Decrease in other assets | **241,664** | 254,359 | 378,917 |
| (Decrease) in other liabilities | **(59,442)** | (341,557) | (1,028,353) |
| Net cash provided by operating activities | **7,919,567** | 7,937,105 | 6,654,800 |
| **Investing activities** | | | |
| Principal collections and maturities of investment securities: | | | |
| Held-to-maturity | **2,227,500** | 3,583,550 | 3,593,200 |
| Available-for-sale | **42,406,420** | 76,329,154 | 60,614,278 |
| Proceeds from sales of investment securities held-to-maturity | **-** | 310,650 | - |
| Proceeds from sales of investment securities available-for-sale | **5,826,122** | | - |
| Purchases of investment securities held-to-maturity | **(1,926,441)** | (3,721,287) | (6,289,505) |
| Purchases of investment securities available-for-sale | **(38,738,847)** | (57,693,351) | (52,067,800) |
| Net increase in loans | **(13,516,845)** | (31,445,367) | (2,004,299) |
| Proceeds from sales of other real estate | **85,954** | 130,470 | 203,002 |
| Net funds paid in purchase of branch | **-** | - | (7,748,200) |
| Capital expenditures, net | **(1,115,329)** | (1,623,018) | (792,018) |
| Net cash used in investing activities | **(4,751,466)** | (14,129,199) | (4,491,342) |
| **Financing activities** | | | |
| Net increase (decrease) in deposits | **22,346,398** | (884,535) | 14,876,818 |
| Net increase (decrease) in U.S. Treasury demand note | **697,275** | (2,294,251) | 2,535,034 |
| Purchase of treasury stock | **(215,462)** | (475,904) | (876,545) |
| Dividends paid | **(3,360,734)** | (3,382,825) | (3,430,236) |
| Net cash provided by (used in) financing activities | **19,467,477** | (7,037,515) | 13,105,071 |
| **Net increase (decrease) in cash and cash equivalents** | **22,635,578** | (13,229,609) | 15,268,529 |
| **Cash and cash equivalents at beginning of year** | **26,405,941** | 39,635,550 | 24,367,021 |
| **Cash and cash equivalents at end of year** | **$ 49,041,519** | $ 26,405,941 | $ 39,635,550 |
| **Supplemental disclosure** | | | |
| **Cash paid during the year** | | | |
| Interest | **$ 3,608,413** | $ 5,062,352 | $ 8,295,167 |
| Income taxes | **2,620,000** | 2,320,000 | 1,970,000 |
| **Noncash investing and financing activities** | | | |
| Broker receivable for security sales | **$ 4,373,125** | $ - | $ - |
| Broker payable for security purchases | **1,981,680** | - | - |
| Real estate acquired through foreclosure | **494,215** | 335,400 | 278,182 |
| Loans made in connection with sales of foreclosed real estate | **307,579** | 325,150 | 139,800 |

*All financial data was condensed from and should be read in conjunction with the audited consolidated financial statements in the Form 10-K furnished with the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders.*

**Management's Statement of Responsibility for Financial Statements**

Management is responsible for the preparation of the consolidated condensed financial statements and other related financial information included in this Summary Annual Report. The consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable. The financial statements which are contained in the Form 10-K furnished with the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders should be read in conjunction with these consolidated condensed financial statements.

/s/ **Cornelius P. Holland, III**
President & Chief Executive Officer

/s/ **Alyson G. Beasley**
Vice President & Treasurer

# Branch Locations & Officers

Georgia Branch Offices

### Main Office
### Darien

1010 Northway Street
Darien, GA 31305
(912) 437-4141



Diane Y. Martin
Vice President
& Branch Manager



Christopher M. Harper
Vice President

Michelle W. Walczak
Assistant Loan Officer

### Brunswick

755 Scranton Road
Brunswick, GA 31525
(912) 264-3307



Velvia P. Barbour
Vice President
& Branch Manager



Ronald M. Adams
Senior Vice President



E. Amanda Kirby
Senior Vice President

### Douglas

620 S. Peterson Ave.
Douglas, GA 31533
(912) 384-1212



A. Todd Mullis
Vice President
& Branch Manager

F. Marilyn Tanner
Loan Officer

Dena R. Moore
Asst. Banking Officer

Louise G. Wilson
Asst. Banking Officer

### Eulonia

Highway 17
Eulonia, GA 31331
(912) 832-4418



Thomas A. Todd, III
Loan Officer

Mary Odum
Asst. Loan Officer

**Folkston**
101 Love Street
Folkston, GA 31537
(912) 496-7345



Thomas R. Tillman
Vice President
& Branch Manager

Janice S. Conner
Banking Officer

Alice C. Murray
Mortgage Loan Officer

June D. Shattuck
Loan Officer

**Hazlehurst**
14 Hinson Street
Hazlehurst, GA 31539
(912) 375-5586



C. Harris Meadows
Vice President
& Branch Manager

Andrea Q. Moeykens
Asst. Vice President

Mildred Kerns
Banking Officer

Jean Griffin
Asst. Banking Officer

**Hoboken**
107 E. Main Street
Hoboken, GA 31542
(912) 458-2116



Shirley L. Wainright
Vice President
& Branch Manager

Darlene Wainright
Asst. Banking Officer

**Kingsland**
1501 GA Hwy 40 East
Kingsland, GA 31548
(912) 729-6700



B. Patricia Lee
Assistant Vice President
& Branch Manager

Karla Rosengren
Mortgage Loan Officer

**Nahunta**
110 Bacon Street
Nahunta, GA 31553
(912) 462-5116



R. Eugene Crews
Vice President
& Branch Manager

Larry Wainright
Assistant Vice President

Melissa Hendrix
Asst. Banking Officer

**Nicholls**
910 Van Streat Highway
Nicholls, GA 31554
(912) 345-2414



Vernice B. Jordan
Vice President
& Branch Manager

Jana P. Carver
Asst. Banking Officer

# Branch Locations & Officers

Georgia & Florida Branch Offices

### Richmond Hill

2004 Highway 17
Richmond Hill, GA 31324
(912) 459-2323



Kimberly R. White
Loan Officer
& Branch Manager

Sue J. Doyle
Asst. Banking Officer

### Woodbine

414 Bedell Avenue
Woodbine, GA 31569
(912) 576-3221



Craig H. Morgan
Vice President
& Branch Manager

Kimberly M. Lee
Asst. Banking Officer

### Hilliard

15885 County Road 108
Hilliard, FL 32046
(904) 845-4432



Suzanna S. Jones
Vice President
& Branch Manager

Ann Dyal
Loan Officer

### St. Marys

2512 Osborne Road
St. Marys, GA 31558
(912) 882-2265



Lisa J. Marino
Banking Officer
& Branch Manager

## Florida Branch Offices

### Callahan

542238 US Hwy 1
Callahan, FL 32011
(904) 879-2613

Susan A. Patterson
Banking Officer

### Yulee

463128 State Road 200
Yulee, FL 32097
(904) 225-9313



Raymond W. Nance, Jr.
Vice President
& Branch Manager

Joan S. Jones
Banking Officer

# Operational Officers

Southeastern Bank



Darryl W. Cox
Vice President, Operations



Scott L. Sykes
Asst. Vice President, Data Processing



Ellen T. Washington
Proof Operations Manager



Latrelle M. Peterson
Assistant Cashier



Paul H. Ploeger, III
Vice President, Compliance



Matthew K. Bragg
Senior Portfolio Analyst



Kathy C. Holt
Staff Auditor II



Judy H. Bennett
Staff Auditor I



Erika R. McRath
Staff Auditor I



Brian E. Moody
Assistant Controller



Janice N. Downie
Marketing & Training Officer

# Shareholder Information

Southeastern Banking Corporation

**Corporate Headquarters**

Southeastern Banking Corporation
1010 Northway Street
Darien, Georgia 31305
(912) 437-4141

**Corporate Mailing Address**

Southeastern Banking Corporation
P.O. Box 455
Darien, Georgia 31305
www.southeasternbank.com

**Subsidiaries**

- Southeastern Bank
  Voice Banking
  Toll Free (800) 630-5776
  Darien & Eulonia (912) 437-8700
  Internet Banking
  *www.southeasternbank.com*
- SBC Financial Services, Inc.
  All Locales (912) 437-4141

**Notice of Annual Meeting**

The Annual Meeting of Shareholders will be held at 3:00 p.m. on Wednesday, May 11, 2005 at Southeastern Bank, 1010 Northway Street, Darien, Georgia.

**Stock Trading**

The Company's common stock is traded over-the-counter under the symbol SEBC.

**Shareholders of Record**

On December 31, 2004, the Company had approximately 500 shareholders of record.

**Transfer Agent**

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

**Principal Market Makers**

The following make a market in Southeastern Banking Corporation stock:

- Morgan Keegan
- Sterne Agee

**Stock Prices and Dividends Declared by Quarter**

2004

| Market Prices | 4th | 3rd | 2nd | 1st |
|---|---|---|---|---|
| High | 26.25 | 27.25 | 27.45 | 26.00 |
| Low | 25.10 | 25.00 | 24.75 | 24.00 |
| Dividends | 0.625 | 0.125 | 0.125 | 0.125 |

2003

| Market Prices | 4th | 3rd | 2nd | 1st |
|---|---|---|---|---|
| High | 25.90 | 22.00 | 24.50 | 20.50 |
| Low | 22.00 | 20.50 | 19.00 | 17.76 |
| Dividends | 0.64 | 0.12 | 0.12 | 0.12 |

**Investor Inquiries**

Analysts, investors, and others seeking information should contact:

Alyson G. Beasley or Wanda D. Pitts
(912) 437-4141

**Independent Auditors**

Mauldin & Jenkins, LLC
Albany, Georgia

Southeastern Banking Corporation and its subsidiaries are Equal Opportunity Employers.

Southeastern Bank is a member of the Federal Deposit Insurance Corporation.

# Bank Directory

Southeastern Bank

SOUTHEASTERN BANK™



| | | | |
|---|---|---|---|
| **Main Office Darien** | **(912) 437-4141** | Hoboken | (912) 458-2116 |
| Brunswick | (912) 264-3307 | Kingsland | (912) 729-6700 |
| Callahan | (904) 879-2613 | Nahunta | (912) 462-5116 |
| Douglas | (912) 384-1212 | Nicholls | (912) 345-2414 |
| Eulonia | (912) 832-4418 | Richmond Hill | (912) 459-2323 |
| Folkston | (912) 496-7345 | St. Marys | (912) 882-2265 |
| Hazlehurst | (912) 375-5586 | Woodbine | (912) 576-3221 |
| Hilliard | (904) 845-4432 | Yulee | (904) 225-9313 |

Southeastern Bank
1010 Northway Street
P.O. Box 455
Darien, Georgia 31305

*www.southeasternbank.com*

SOUTHEASTERN BANKING CORPORATION™

1010 Northway Street
P.O. Box 455
Darien, Georgia 31305

Telephone: (912) 437-4141
*www.southeasternbank.com*